Filed by Harrodsburg First Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14(a)-12 of the

Securities and Exchange Act of 1934

Commission File No.: 333-113163

Subject Company: Harrodsburg First Financial Bancorp, Inc.

For Immediate Release	For more information contact:
Harrodsburg, Kentucky
May 6, 2004	Arthur L. Freeman
Chairman of the Board and CEO
Harrodsburg First Financial Bancorp, Inc.
(859) 734-5452

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

ANNOUNCES SECOND QUARTER RESULTS AND TERMINATION

AGREEMENT WITH DATA PROCESSOR

Harrodsburg First Financial Bancorp, Inc. (NASDAQ: HFFB), the holding company for First Financial Bank, announced today net income for the quarter ended March 31, 2004 of $160,197, or $.14 per diluted share compared to $338,400, or $.27 per diluted share for the quarter ended March 31, 2003. Net income for the six months ended March 31, 2004 was $343,124, or $.29 per diluted share compared to $648,963, or $.52 per diluted share for the six months ended March 31, 2003. Total assets increased $5.8 million to $179.4 million at March 31, 2004 from $173.6 million at September 30, 2003.

Additionally, Harrodsburg will incur in the third quarter ending June 30, 2004, a non-recurring net charge of approximately $469,000 after taxes, or $.40 per diluted share, in connection with the termination of its data processing contract upon consummation of the proposed merger with Independence Bancorp. Disclosure regarding such potential non-recurring charge was previously disclosed in the joint proxy statement/prospectus under the caption “Pro Forma Financial Information”.

Subject to the approval of both companies’ shareholders and regulatory approval, the proposed merger with Independence Bancorp is currently expected to take place at the close of business on or about July 9, 2004. Upon consummation of the merger, Independence Bancorp will merge with and into Harrodsburg and First Financial Bank will merge with and into 1st Independence Bank, the wholly owned subsidiary of Independence Bancorp. The companies are expecting regulatory approval by their respective regulators by May 31, 2004. Currently, the Office of Thrift Supervision approved First Financial Bank’s notice to merge with and into 1St Independence Bank upon consummation of the merger. The shareholders of Harrodsburg and Independence Bancorp are scheduled to vote in favor of the merger on May 10, 2004 and May 11, 2004, respectively.

Harrodsburg located in central Kentucky has two full service banking offices in Harrodsburg and Lawrenceburg, Kentucky. Harrodsburg also owns a majority interest in Citizens Financial Bank, Inc., which has one full service banking office in Glasgow, Kentucky. Additional information about Harrodsburg may be found on the company’s website at www.ffbky.com.

Privately held Independence Bancorp has four full service banking offices in southern Indiana and Louisville, Kentucky The offices are in New Albany, Jeffersonville, and Marengo, Indiana and one in Louisville, Kentucky. Independence also operates Independence Mortgage Group, a division of Independence Bank, in Louisville, Kentucky and southern Indiana. Additional information about Independence may be found on the company’s website at www.ibankatindependence.com.

Harrodsburg and Independence Bancorp have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Harrodsburg with the SEC in connection with the merger, at the SEC’s web site at www.sec.gov. Documents that Harrodsburg files with the SEC are available upon written request directed to the Corporate Secretary of Harrodsburg First Financial Bancorp, Inc. at 104 South Chiles Street, Harrodsburg, Kentucky 40330-1662.

The directors and executive officers of Harrodsburg and Independence Bancorp may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors and executive officers, shareholders are asked to refer to the joint proxy statement/prospectus.

This press release contains certain forward-looking statements about the proposed merger of Harrodsburg and Independence Bancorp. Forward-looking statements can be identified by the fact that they include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend,” or future or conditional verbs such “will,” “would,” “should,” “could,” or “may.” These forward-looking statements are based upon the current beliefs and expectations of Harrodsburg’s management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the companies’ control. Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving cost savings within the expected timeframe, difficulties in integrating Harrodsburg and Independence, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Harrodsburg and Independence are engaged, changes in the securities markets, and other factors that may be subject to circumstances beyond Harrodsburg’s and Independence’s control. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Except as required by applicable law or regulation, Harrodsburg undertakes no obligation to revise these statements following the date of this press release.

2